UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Olink Holding AB (publ)

(Name of Subject Company)

Olink Holding AB (publ)

(Name of Person Filing Statement)

American Depositary Shares, each representing one Common Share, quota value SEK 2.431906612623020 per share

Common Shares, quota value SEK 2.431906612623020 per share

(Title of Class of Securities)

680710100*

(CUSIP Number of Class of Securities)

Olink Proteomics Inc.

130 Turner St. Building 2, Suite 230

Waltham, MA 02453, USA Tel: (617) 393-3933

Attn: Linda Ramirez-Eaves, General Counsel

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Mark Mandel, Esq. Baker & McKenzie LLP 452 Fifth Avenue New York, New York 10018 (212) 626-4100	Piotr Korzynski, Esq. Baker & McKenzie LLP 300 East Randolph Street, Suite 5000 Chicago, IL 60601 (312) 861-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing one (1) Common Share.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Olink Holding AB (publ), a public limited liability company organized under the laws of Sweden (“Olink” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 31, 2023, relating to the tender offer by Orion Acquisition AB, a private limited liability company organized under the laws of Sweden (“Buyer”) and a direct, wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher” or “Parent”), to acquire all of the outstanding common shares, quota value SEK 2.431906612623020 per share (the “Common Shares”) and all of the outstanding American Depositary Shares, each representing one Common Share (the “ADSs”), of the Company in exchange for $26.00 per Common Share, representing $26.00 per ADS, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 31, 2023 and as amended and restated in its entirety on November 30, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying ADS Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal”) and Acceptance Form for Shares (together with any amendments or supplements thereto, the “Acceptance Form”). The Offer to Purchase, the ADS Letter of Transmittal, and the Acceptance Form were originally filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) to the Tender Offer Statement filed under cover of Schedule TO with the SEC on October 31, 2023, by Thermo Fisher, with the amended and restated Offer to Purchase having been filed as Exhibit (A)(1)(H) under cover of Schedule TO with the SEC on December 1, 2023, by Thermo Fisher.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to amend and supplement the Items set forth below.

Item 2. Identity and Background of Filing Person.

Item 2. “Identity and Background of Filing Person—(b) Tender Offer—The Offer” of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following struck through language is removed from the first full paragraph on page 2 in the “The Offer” section:

The obligation of Buyer to consummate the Offer will be subject to customary conditions, including, among others, that immediately prior to the expiration of the Offer, (i) there have been validly tendered in accordance with the terms of the Offer, and not properly withdrawn, a number of Offer Securities (excluding Offer Securities tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Offer Securities then owned by Parent or its affiliates and the Offer Securities that will be transferred to Parent or Buyer pursuant to the Tender and Support Agreement (as defined below) at the Closing, represents at least one Common Share more than 90% of the issued and outstanding Common Shares (excluding any Common Shares held in treasury by Olink or owned by any of Olink’s subsidiaries) immediately prior to the Expiration Time (the “Minimum Tender Condition”) (as described more fully in the Offer to Purchase under the caption “Other Agreements — The Purchase Agreement — Conditions of the Offer”), provided that Buyer has the right to waive or decrease the Minimum Tender Condition to a percentage that is no lower than 51% of the issued and outstanding Common Shares (excluding any Common Shares held in treasury by Olink or owned by any of Olink’s subsidiaries); and

The following bold and underlined language is added to and the struck through language is removed from the second full paragraph on page 2 in the “The Offer” section:

The Offer ~~will~~ was commenced on October 31, 2023, and initially expired at 6:00 p.m., New York City time, on November 30, 2023 ~~(such initial expiration date and time of the Offer, the “Initial Expiration Time”) or, if the Offer has been~~. On December 1, 2023, Parent and Buyer extended the Offer pursuant to and in accordance with the terms of the Purchase Agreement until 5:00 p.m., New York City time, on December 14, 2023~~, the date and time to which the Offer has been so extended~~ (~~the Initial Expiration Time, or~~ such ~~later~~ expiration date and time to which the Offer has been so extended or such later expiration date and time for the Offer as Parent and Buyer may announce pursuant to and in accordance with the terms of the Purchase Agreement, the “Expiration Time”).

On December 1, 2023, Parent issued a press release announcing the extension of the tender offer, a copy of which is filed as Exhibit (a)(5)(L) to this Schedule 14D-9 and is incorporated herein by reference.

The following bold and underlined language is added to and the struck through language is removed from the third full paragraph on page 3 in the “The Offer” section:

The Schedule TO states that the name and business address of the Buyer and Parent ~~principal executive office of Buyer~~ is ~~located at~~ Thermo Fisher Scientific Inc., 168 Third Avenue Waltham, Massachusetts 02451, and ~~its~~ their telephone number is (781) 622-1000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 3. “Past, Contacts, Transactions, Negotiations and Agreements—Commercial Arrangements” of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following bold and underlined language is added to and the struck through language is removed from the first paragraph on page 6 in the “Commercial Arrangements” section:

Parent and Olink are party to certain arm’s length supply ~~commercial~~ arrangements pursuant to which Parent has supplied, and continues to supply, various products to Olink, including cell culture media and nucleotides, lab equipment such as racks, bottles, pipettes, plates and freezers, and lab instruments such as thermal cyclers and centrifuges. Parent generated revenue of approximately $2.5 million in 2022 and $1.1 million in January of 2023 to September of 2023 in connection with such arrangements ~~year to date~~.

The following bold and underlined language is added to the first paragraph on page 7 in the “Common Shares, ADSs and Other Company Securities Held by Executive Officers and Directors of Olink” section:

Olink’s executive officers and directors who tender their Offer Securities pursuant to the Offer will be entitled to receive the same consideration as Olink’s other security holders who tender Offer Securities pursuant to the Offer, subject to certain circumstances under the terms of the Tender and Support Agreement where the executive officers and directors who are parties to the Tender and Support Agreement may receive less consideration than other security holders who tender Offer Securities pursuant to the Offer, as described in “Item 2. Identity and Background of the Filing Person — Tender Offer.” As of October 27, 2023, Olink’s executive officers and directors beneficially owned, in the aggregate, approximately 4.8 million Common Shares (including Common Shares underlying ADSs, but excluding Common Shares issuable upon exercise of outstanding Company Stock Options, or underlying Company RSUs, which are discussed below under the caption “— Treatment of Company Equity Awards”), representing approximately 3.9% of the outstanding Common Shares.

Item 4. The Solicitation or Recommendation

Item 4. “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following bold and underlined language is added to and the struck through language is removed from the first paragraph on page 17 in the “Background of the Transaction” section and the bold and underlined paragraph below is added immediately after that first paragraph:

At the meeting, the financial advisors first reviewed the Company’s ADS price performance since its initial public offering of ADSs in March 2021 together with market analyst commentaries of the Company’s public market performance to-date. J.P. Morgan and Company management also reviewed with the Board the preliminary working draft projections ~~Management Projections~~ that had been prepared by Company management for fiscal years 2023 through 2033 (such preliminary working draft projections, the “Preliminary Projections”). ~~(the “Management Projections”). and~~ Those Preliminary Projections were based on a preliminary update, and preliminary working draft ~~an~~ extrapolation to 10 years, of the five-year management projections for fiscal years 2023 through 2027 previously approved by the Board ~~and~~ during its strategic planning in August 2022. For more information on the Preliminary~~Management~~ Projections, see the section captioned “Certain Management Projections” in Item 4 of this Schedule 14D-9. Utilizing the ~~Management~~Preliminary Projections, J.P. Morgan then provided the Board with preliminary, illustrative valuation analyses comparing Parent’s and Party A’s initial bid submissions, the Company’s market performance and certain Company valuations implied by the Preliminary ~~Management~~  Projections. Informed by the foregoing preliminary, illustrative valuation analysis, the Board determined to continue the sale process and further authorized the Company and its management to do so, including by seeking additional shareholder value from Parent and Party A based on revised indications of interest and additional indications of interest from Party B, Party E and Party F. The Board did not approve or direct the use of the Preliminary Projections in connection with the financial advisors' respective fairness opinions nor did the Board subsequently rely on the Preliminary Projections in connection with the sale process other than to the extent included in the Management Projections discussed below and summarized under the section captioned “Certain Management Projections” in Item 4 of this Schedule 14D-9. The Preliminary Projections were not otherwise provided to bidders.

Subsequent to the August 8, 2023, Board meeting, Company management continued to refine and revise the Preliminary Projections based on certain updates to management's estimates and assumptions since the Board's August 2022 strategic planning to develop the Management Projections that were ultimately approved by the Board at its October 12 meeting as described below and the Revenue and EBITDA (post-SBC) projections for fiscal years 2023-2027 included in the Management Projections were shared with bidders beginning on August 17, 2023, as summarized under the section captioned “Certain Management Projections” in Item 4 of this Schedule 14D-9.

The following bold and underlined language is added after the sixth full paragraph on page 18 in the “Background of the Transaction” section:

Also on October 3, 2023, the Board held a meeting via videoconference in which representatives of J.P. Morgan, Goldman Sachs and Baker McKenzie and members of the Company’s senior management participated. At this meeting, the financial advisors provided to the Board an update on the sale process and reviewed their respective updated preliminary illustrative valuation analyses for the Company. In addition, the Board reviewed the updated Preliminary Projections for fiscal years 2023 through 2033 that had been updated by management subsequent to the Board’s August 8 meeting described above based on management’s updated estimates and assumptions for the Company and its business noted above (the “Management Projections”). For more information on the Management Projections, see the section captioned “Certain Management Projections” in Item 4 of this Schedule 14D-9. In connection with the financial advisors’ presentations, the Board reviewed and discussed the Management Projections and the basis for Company management’s update of its prior projections. Representatives of Baker McKenzie also provided an update on Parent’s and Party B’s respective proposed revisions to drafts of the purchase agreement.

The following bold and underlined language is added after the sixth full paragraph on page 19 in the “Background of the Transaction” section:

On October 12, 2023, the Board held a meeting via videoconference in which members of the Company’s senior management participated. At the meeting, Mr. Hindar informed the Board of the revised oral proposal from Parent. After discussion, the Board directed Mr. Hindar to obtain from Parent a written confirmation of such oral proposal and authorized further discussion and negotiation with Parent. The Board also reviewed and approved the Management Projections, which the Board had previously reviewed in all material respects at its October 3 meeting. The Board directed Company management to direct the financial advisors to use the Management Projections in preparation of their respective fairness opinions, as appropriate.

The following bold and underlined language is added to and the struck through language is removed from the first paragraph on page 22 in the “Reasons for the Recommendation” section:

The Board, at a meeting held on October 16, 2023, after careful consideration, among the members of the Board present at such meeting, unanimously (a) determined that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement and the Transactions are in the best interests of Olink and its shareholders, (b) approved the terms and conditions of the Purchase Agreement (to the extent applicable to Olink) and the Transactions, the execution and delivery of the Purchase Agreement, the performance of Olink’s obligations under the Purchase Agreement and the consummation of the Transactions, (c) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and recommend acceptance of the Offer by Olink’s shareholders and (d) authorized the treatment of Olink’s equity awards as set forth in the Purchase Agreement. The Board also consulted with the members of Olink’s senior management and representatives from J.P. Morgan~~,~~ and Goldman Sachs and considered a number of reasons, including the non-exhaustive list of material reasons (not in any relative order of importance) discussed below that the Board believes support its determination and recommendation. The Board also consulted its outside legal counsel, Baker McKenzie, regarding the Board’s fiduciary duties under Swedish law, legal due diligence matters and the terms and conditions of the Purchase Agreement and related agreements~~, and considered a number of reasons, including the following non-exhaustive list of material reasons (not in any relative order of importance) that the Board believes support its determination and recommendation~~:

The following bold and underlined language is added to and the struck through language is removed from the second paragraph on page 27 in the “Certain Management Projections” section:

The Management Projections were provided by Olink’s management to the Board in considering, analyzing and evaluating the indications of interest from certain parties, the Offer, as well as potential strategic alternatives for Olink. In addition, ~~the Management Projections were relied upon by~~ the Board directed J.P. Morgan and Goldman Sachs to rely on and J.P. Morgan and Goldman Sachs did rely on the Management Projections in connection with the rendering of ~~J.P. Morgan’s and Goldman Sachs’~~ their respective opinions to the Board and in performing the related financial analyses as described below under “— Opinions of Olink’s Financial Advisors.” ~~and~~ The Management Projections were the only Management Projections with respect to Olink used by J.P. Morgan and Goldman Sachs in performing such financial analyses. The first five years of revenue and EBITDA (post-SBC) projections within the Management Projections, from 2023 through 2027, were provided by or on behalf of Olink to five parties that conducted management sessions with Olink, including Parent.

The following bold and underlined language is added to and the struck through language is removed from the first full paragraph after the table on page 28 in the “Certain Management Projections” section:

The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that the Board or the Company, J.P. Morgan, Goldman Sachs, Parent, Buyer or any of their respective affiliates, or any director, officer or employee of the foregoing ~~the Board~~, any of their affiliates, or any other recipient of this information (including Parent and Buyer) considered, or now considers, such projections to be a reliable prediction of future results or any actual future events. None of the Board or the Company, J.P. Morgan, Goldman Sachs, Parent, Buyer or any of their respective affiliates, or any director, officer or employee of the foregoing, intends to, and each of them disclaims any obligations to, update, revise or correct the Management Projections if they are or become inaccurate, except as may be required by applicable law. None of the Board or the Company, J.P. Morgan, Goldman Sachs, Parent, Buyer or any of their respective affiliates, or any director, officer or employee of the foregoing, or any other person ~~Olink, Buyer, J.P. Morgan, Goldman Sachs or any of their respective affiliates or any other person~~ assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Management Projections included in this Schedule 14D-9, except as may be required by applicable law.

The following language is added immediately prior to the section captioned “Cautionary Note About the Management Projections” on page 28:

The following is a summary of the Preliminary Projections prepared by Olink’s management and provided, by Olink’s management, to the Board in connection with the August 8, 2023, Board meeting, which meeting is summarized above under the section captioned “Background of the Transaction”:

Preliminary Projections
(All currency figures in USD$mm)

	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E
Revenue	$200	$276	$368	$481	$616	$734	$847	$948	$1,039	$1,113	$1,166
EBITDA (post-SBC)(1)	$8	$42	$84	$154	$243	$295	$342	$390	$433	$470	$495
Unlevered Free Cash Flow(2)	$—	$(21)	$10	$78	$126	$182	$220	$260	$295	$329	$355

(1)	Olink defines EBITDA (post-SBC) as profit for the year before accounting for finance income, finance costs, tax, management adjustments, depreciation, and amortization of acquisition intangibles, and includes the costs of share-based compensation.
(2)	Unlevered Free Cash Flow is a non-IFRS financial measure calculated as net operating profit after tax, adding back depreciation and amortization, and deducting capex and change in net working capital. See the section below captioned “Cautionary Note About the Management Projections” in Item 4 of this Schedule 14D-9 for additional information. The Board was not provided with a Preliminary Projection for Unlevered Free Cash Flow for fiscal year 2023 as part of J.P. Morgan's preliminary, illustrative valuation analysis, which assumed a valuation date beginning December 31, 2023.

The qualifications, limitations and cautionary statements with respect to the Management Projections included this section captioned “Certain Management Projections” and in the section immediately below captioned “Cautionary Note About the Management Projections” also apply with respect to the Preliminary Projections. The Preliminary Projections were not provided to bidders except to the extent part of the Management Projections summarized above, nor relied upon by J.P. Morgan and Goldman Sachs in connection with the rendering of J.P. Morgan’s and Goldman Sachs’ opinions to the Board and in performing the related financial analyses as described below under the section captioned “Opinions of Olink’s Financial Advisors”. Except as described above under the section captioned “Background of the Transaction,” the Board did not rely on or approve the Preliminary Projections in connection with the sale process.

The following bold and underlined language is added to and the struck through language is removed from the third paragraph in the “Cautionary Note About the Management Projections” section:

The Management Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Management Projections should not be regarded as an indication that we or anyone who received the Management Projections then considered, or now considers, the Management Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. The Management Projections reflect numerous estimates and assumptions as to future events made by Olink’s management, including about profit margins, pricing, market growth, market share, ~~with respect to~~ general business conditions, economic conditions, competition~~ve, regulatory~~ and other relevant factors ~~market and financial conditions~~ and other future events, all of which are difficult to predict and many of which are beyond Olink’s control. Olink’s management believed the assumptions and estimates were reasonable at the time the Management Projections were prepared, taking into account the relevant information available to Olink’s management at the time. Olink’s management views the Management Projections as being subject to inherent risks and uncertainties associated with such projections.

The following struck through language is removed from the first paragraph on page 30 in the “Opinions of Olink’s Financial Advisors—Opinion of J.P. Morgan Securities LLC” section:

At the meeting of the Board on October 16, 2023, J.P. Morgan rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Offer Consideration to be paid to the holders of the Common Shares and ADSs, other than to Parent and its affiliates, in the Offer was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its oral opinion by delivering its written opinion, dated October 17, 2023, to the Board, that, as of such date, and subject to the factors and assumptions set forth in its opinion, the Offer Consideration to be paid to the holders of the Common Shares and ADSs, other than to Parent and its affiliates, in the Offer ~~and the Compulsory Redemption~~ was fair, from a financial point of view, to such holders.

The following struck through language is removed from the second paragraph on page 30 in the “Opinions of Olink’s Financial Advisors—Opinion of J.P. Morgan Securities LLC” section:

The full text of the written opinion of J.P. Morgan, which sets forth, among other things, the assumptions made, matters considered and limitations on the review undertaken, is included as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The holders of the Common Shares and ADSs are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Offer and the Compulsory Redemption, was directed only to the Offer Consideration to be paid in the Offer ~~and the Compulsory Redemption~~ and did not address any other aspect of the Offer and the Compulsory Redemption. J.P. Morgan expressed no opinion as to the fairness of any consideration paid in connection with the Offer and the Compulsory Redemption to the holders of any other class of securities, creditors or other constituencies of Olink or as to the underlying decision by Olink to engage in the Offer and the Compulsory Redemption. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any shareholder of Olink as to whether such shareholder should tender its shares into the Offer or how such shareholder should vote with respect to the Offer and the Compulsory Redemption or any other matter.

The following struck through language is removed from the first full paragraph on page 31 in the “Opinions of Olink’s Financial Advisors—Opinion of J.P. Morgan Securities LLC” section:

The projections furnished to J.P. Morgan were prepared by Company management as discussed more fully in “Certain Management Projections”. Olink does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Offer ~~and the Compulsory Redemption~~, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Olink management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to the section entitled “Certain Management Projections” in Item 4 of this Schedule 14D-9.

The following bold and underlined language is added to the second paragraph under the “Public Trading Multiples” heading in the “Opinions of Olink’s Financial Advisors—Opinion of J.P. Morgan Securities LLC” section:

These companies were selected, among other reasons, because they are publicly traded diversified life science tools companies with market capitalizations, operations and businesses that, for the purposes of J.P. Morgan’s analysis, J.P. Morgan in its professional judgement considered to be similar to those of Olink. However, certain of these companies may have characteristics that are materially different from those of Olink. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Olink.

The following struck through language is removed from the first paragraph under the “Selected Transaction Analysis” heading in the “Opinions of Olink’s Financial Advisors—Opinion of J.P. Morgan Securities LLC” section:

Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be analogous to Olink’s business or aspects thereof based on J.P. Morgan’s experience and familiarity with the industries in which Olink operates. The following transactions were selected by J.P. Morgan as relevant to the evaluation of the Offer ~~and the Compulsory Redemption~~:

The following bold and underlined language is added to and the struck through language is removed from the second paragraph under the “Selected Transaction Analysis” heading in the “Opinions of Olink’s Financial Advisors—Opinion of J.P. Morgan Securities LLC” section:

None of the selected transactions reviewed was identical to the Offer and the Compulsory Redemption. However, the selected transactions were chosen because of the similarity of the applicable target companies in the transactions to Olink with respect to the size, revenue growth, margins or other characteristics of their businesses, and because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, ~~may be~~ J.P. Morgan in its professional judgement considered similar to the Offer and the Compulsory Redemption. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the Offer and the Compulsory Redemption.

The following bold and underlined language is added to and the struck through language is removed from the second paragraph under the “Discounted Cash Flow Analysis” heading in the “Opinions of Olink’s Financial Advisors—Opinion of J.P. Morgan Securities LLC” section:

J.P. Morgan calculated the unlevered free cash flows that Olink is expected to generate during calendar years 2024 through 2033 based upon financial projections prepared by Olink management through the years ended 2033. J.P. Morgan also calculated a range of terminal values for Olink at the end of the 10-year period ending 2033 by applying perpetual growth rates ranging from 2.5% to 3.5% ~~of~~ to the revenue of Olink during the terminal year, all as provided by Olink management. J.P. Morgan then discounted the unlevered free cash flow estimates and the range of terminal values to present value as of December 31, 2023 using a range of discount rates from 10.5% to 11.5%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Olink. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for Olink’s estimated net debt as of December 31, 2023 provided by Company management.

The following bold and underlined language is added to and the struck through language is removed from the first paragraph under the “Miscellaneous” heading in the “Opinions of Olink’s Financial Advisors—Opinion of J.P. Morgan Securities LLC” section:

The foregoing ~~summary of certain~~ summarizes the material financial analyses performed by J.P. Morgan and presented to the Board but does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Olink. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

Item 5. “Persons/Assets, Retained, Employed, Compensated or Used” of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following bold and underlined language is added to and the struck through language is removed from the last paragraph under the “Goldman Sachs Engagement” heading in the “Persons/Assets, Retained, Employed, Compensated or Used” section:

The board of directors of Olink selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated September 28, 2023, Olink engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. The engagement letter between Olink and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $11 million, $3 million of which became payable upon the presentation by Goldman Sachs to the board of directors of Olink of the results of ~~its~~ the study ~~that enabled~~ Goldman Sachs undertook to determine whether it was able to render ~~its~~ a fairness opinion in connection with the Purchase Agreement, and the remainder of which is contingent upon consummation of the transaction. In addition, Olink has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 8. Additional Information

Item 8. “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following bold and underlined language is added to the second paragraph on page 42 under the “Regulatory Approvals—Germany Merger Control Compliance” heading:

Germany Merger Control Compliance. The completion of the Transactions is subject to merger control approval by the German Federal Cartel Office (the “German Bundeskartellamt”) or other circumstances that would be commonly and reasonably considered a sufficient indication that the German Bundeskartellamt is not objecting to, are not or are no longer reviewing or are not challenging the Transactions. On November 22, 2023, Parent filed a notification with the German Bundeskartellamt. Regulatory approval from the German Bundeskartellamt is typically received within one month from the submission of the required filing, unless the German Bundeskartellamt opens a Phase 2 review of the Transactions, which can take up to four additional months following the submission of the initial filing with the German Bundeskartellamt (subject to suspensions of the review period, resulting in a prolongation of the total possible review period, in certain circumstances).

The following bold and underlined language is added to the third paragraph on page 42 under the “Regulatory Approvals—Iceland Merger Control Compliance” heading:

Iceland Merger Control Compliance. The completion of the Transactions is subject to merger control approval by the Icelandic Competition Authority or other circumstances that would be commonly and reasonably considered a sufficient indication that the Icelandic Competition Authority is not objecting to, are not or are no longer reviewing or are not challenging the Transactions. On November 22, 2023, Parent filed a notification with the with the Icelandic Competition Authority. Regulatory approval from the Icelandic Competition Authority is typically received within twenty-five (25) business days from the submission of the required filing, unless the Icelandic Competition Authority opens a Phase 2 review of the Transactions, which can take up to an additional ninety (90) business days to review the transaction, (subject to suspensions of the review period, resulting in a prolongation of the total possible review period, in certain circumstances).

The following language is added after the third paragraph on page 42 in the “Regulatory Approvals” section:

Sweden Foreign Direct Investment Compliance. Sweden has enacted a Foreign Direct Investment Review Act (the “FDI Act”) that came into effect on December 1, 2023.  Parent and Buyer submitted a notification pursuant to the FDI Act on December 1, 2023. Regulatory approval under the FDI Act would typically be received within twenty-five (25) business days from the submission of the required notification if the notification is deemed complete by the Swedish Inspectorate of Strategic Products (the “ISP”) or, if the initial notification is not deemed complete, the date that the notification is otherwise deemed complete by the ISP. In the event the ISP determines to conduct a second phase review of the Transactions, such enhanced review can take up to an additional three to six months.

The following bold and underlined language is added after the first sentence of the second paragraph under the “Right to an Arbitral Tribunal pursuant to Compulsory Redemption process” heading:

In connection with the Compulsory Redemption process, arbitration shall be conducted by an arbitral tribunal (the “Arbitral Tribunal”) composed of three arbitrators. One arbitrator shall be nominated by Buyer when Buyer first requests compulsory redemption, and one arbitrator shall be nominated jointly by the Minority Shareholders who have not tendered, or who have properly withdrawn, their Offer Securities in the Offer, and in the absence of such an agreement among the Minority Shareholder, the Board shall request that the Swedish Companies Registration Office (Sw. Bolagsverket) appoints a trustee (Sw. God man) to act for the Minority Shareholders, who in turn will nominate the second arbitrator, and those two arbitrators shall nominate by mutual agreement the third arbitrator who shall serve as chair of the Arbitral Tribunal.

The following struck through language is removed from the final paragraph on page 44 in the “Where You Can Find More Information” section:

You should rely only on the information contained in this Schedule 14D-9, including the annexes and exhibits included hereto or the information incorporated by reference herein.~~, to vote your shares at the Combined Meeting.~~ Olink has not authorized anyone to provide you with information that differs from that contained in this Schedule 14D-9. This Schedule 14D-9 is dated October 31, 2023. You should not assume that the information contained in this Schedule 14D-9 is accurate as of any date other than that date, and the mailing of this Schedule 14D-9 to shareholders shall not create any implication to the contrary.

Item 9. Exhibits

Item 9. “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following Exhibit (a)(5)(L) below (a)(5)(K) as Exhibit (a)(5)(L), and the following Exhibit (a)(5)(B) to replace the previously filed Exhibit (a)(5)(B).

Exhibit No.	Description
(a)(5)(L)	Press Release issued by Thermo Fisher Scientific Inc., dated December 1, 2023.
(a)(5)(B)	Opinion of Goldman Sachs Bank Europe SE, Sweden Bankfilial, Financial Advisor to Olink Holding AB (publ), dated October 17, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

OLINK HOLDING AB (PUBL)

Date: December 4, 2023	By:	/s/ Jon Heimer
Name: Jon Heimer
Title: Chief Executive Officer